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[LOGO]                                                 NEWS RELEASE



FOR IMMEDIATE RELEASE                                  CONTACT:  Janice Kalmar
                                                                 847.753.7513



           GRUBB & ELLIS ACQUIRES THE ASSETS OF BISHOP HAWK, INC. ONE OF
                NORTHERN CALIFORNIA'S LEADING REAL ESTATE FIRMS
         PURCHASE MAKES GRUBB & ELLIS NO. 1 SERVICE PROVIDER IN SACRAMENTO
              AND SIGNIFICANTLY EXPANDS PRESENCE IN THE SILICON VALLEY


NORTHBROOK, Ill, July 22, 1998--Grubb & Ellis Company (NYSE: GBE) today announced it has acquired the assets of Bishop Hawk, Inc., one of the largest full-service commercial real estate firms in Northern California with offices in Sacramento, Santa Clara, Hayward and Roseville. The purchase gives Grubb & Ellis a dominant position in both the Silicon Valley and Sacramento markets.

      "This acquisition is consistent with our acquisition strategy of making Grubb & Ellis No. 1, No. 2 or No. 3 in the markets we serve," said Neil Young, Chairman and Chief Executive Officer. "Our clients will benefit from Grubb & Ellis' increased presence in the Silicon Valley, which is the center of the world's knowledge-based economy, as well as our capability to handle their needs throughout the United States."

      Grubb & Ellis expects the acquisition to be accretive to EBITDA before integration costs, which are expected to be incurred over the next six months. It is expected to be accretive to earnings per share by Fiscal year 2000.

      Founded in 1980, Bishop Hawk has more than 70 transaction professionals in four offices. The firm provides a full range of investment sales, office, industrial and retail sales and leasing services to a broad base of clients. It has annual transaction volume valued in excess of $850 million.


                                -more-

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GRUBB & ELLIS ACQUIRES BISHOP HAWK, ADD 1

      Under the terms of transaction, N. Bruce Aswill, a 25-year veteran of the commercial real estate industry and Bishop Hawk's founder, will assist Grubb & Ellis in its business development and recruiting efforts. Greg Kasner, President/General Manager, has joined Grubb & Ellis as Senior Vice President and Director of Operations for the Company's San Jose and Sacramento offices. Bryan Friedman, Senior Vice President of Bishop Hawk's Santa Clara/East Bay offices, will assume the position of Senior Vice President and District Manager of Grubb & Ellis' San Jose office. Bob Dean, District Manager of Grubb & Ellis' Sacramento office, will oversee the combined Sacramento operations as well as Bishop Hawk's satellite office in Roseville.

      "Today's announcement allows Grubb & Ellis to significantly expand its presence in one of the largest business centers in the world and is pivotal to our plan of unifying Grubb & Ellis' operations in Northern California," said Alan Collenette, Regional Manager of Grubb & Ellis' Northern California Region.

      The acquisition gives Grubb & Ellis a total of 220 transaction professionals in eight Northern California offices. It follows the Company's purchase in April of White Commercial Real Estate, the leading industrial real estate firm in Hayward. These acquisitions, along with the recent purchase of two well-respected management services firms, make Grubb & Ellis one of the pre-eminent full-service real estate providers in Northern California.


                                  -more-

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GRUBB & ELLIS ACQUIRES BISHOP HAWK, ADD 2

      "We view our partnership as a perfect fit. The strengths of Bishop Hawk and Grubb & Ellis truly do complement each other and both firms share a common customer service philosophy," said Greg Kasner, President of Bishop Hawk. "Our clients and professionals will benefit from the investments Grubb & Ellis has made in research and technology as well as from being a part of a global service provider."

      Bishop Hawk marks the sixth acquisition Grubb & Ellis has announced since April. Since that time the Company has announced the acquisitions of:

      - White Commercial Real Estate, one of Northern California's most respected industrial real estate firms with 11 transaction professionals.

      - Crane Realty & Management Company and LaCagnina & Associates, two well-known property management firms in Southern California with a total of 8.5 million square feet under management.

      - Aequus Property Management Company, one of San Antonio's oldest and largest privately held commercial real estate services firms with nine transaction professionals and 2.5 million square feet under management.

      - Eagle Western Management Company, Phoenix's premier independent property management firm with 8 million square feet of property under management.

      Headquartered in Northbrook, Ill., Grubb & Ellis is one of the nation's largest publicly traded commercial real estate service firms. Through its company-owned offices and affiliates in 85 markets, the company provides transaction services, management services, financial services and strategic services to clients worldwide.


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